United States
Securities and Exchange Commission

Form 12b-25
SEC File No. 000-52272
CUSIP No. 989775101

NOTIFICATION OF LATE FILING

(Check One):         ☐ Form 10-K;  ☐ Form 20-F;  ☐ Form 11-K;  ☒ Form 10-Q;
☐ Form 10-D;  ☐ Form N-SAR;  ☐Form N-CSR

For Period Ended: June 30, 2008

☐ Transition report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.
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PART I: - REGISTRANT INFORMATION

ZULU ENERGY CORP.
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Full Name of Registrant

N/A
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Former Name if Applicable

950 17th Street, Suite 2300, Denver, Colorado 80202
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Address of Principal Executive Office (Street and Number)
City, State and Zip Code

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Former Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the Company’s recent drilling activities in Botswana and the associated accounting matters as well as other accounting matters and recent corporate actions by the board of directors, the Company has been delayed in completing preparation of its financial statements for the quarter ended June 30, 2008 and, therefore, the Form 10-Q could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Paul Stroud		(720) 961-3255
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identify report(s)

☒Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As more fully disclosed in the Current Report on Form 8-K that the Company filed with the SEC on December 27, 2007, in December 2007 the Company entered into a Share Exchange Agreement and Plan of Reorganization pursuant to which the Company acquired (the “Transaction”) Nyati Mauritius Limited (“Nyati Mauritius”). For accounting purposes, this Transaction was deemed to be a reverse merger with Nyati Mauritius being the accounting acquirer and requiring the financial statements of Nyati Mauritius to become the primary financial statements of the Company. The Company’s results of operations for the quarter ended June 30, 2008 will differ from previous reported results of operations from the corresponding period for the last fiscal year due to the Transaction. In completing the results of operations for the quarter ended June 30, 2008, the Company will be utilizing the financial statements of Nyati Mauritius for the previous year and cannot reasonably estimate the results of operations and is currently in the process of preparing the financial results of operations of such prior period.

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ZULU ENERGY CORP.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2008	By: /s/ Paul Stroud

Paul Stroud, President and Chief Executive Officer